SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U5S

                                  ANNUAL REPORT

                      For the Year Ended December 31, 1997

       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

       (Name and address of each registered holding company in the system)

                                TABLE OF CONTENTS


Item
 No.                                                                    Page

  1    SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31,
         1997

  2    ACQUISITIONS OR SALES OF UTILITY ASSETS

  3    ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM
         SECURITIES

  4    ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

  5    INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

  6    OFFICERS AND DIRECTORS

         Part I.    Name, principal business address, and positions
                      held as of December 31, 1997

         Part II.   Financial connections as of December 31, 1997

         Part III.  Compensation and other related information

  7    CONTRIBUTIONS AND PUBLIC RELATIONS

  8    SERVICE, SALES, AND CONSTRUCTION CONTRACTS

         Part I.    Intercompany sales and service

         Part II.   Contracts to purchase services or goods between
                      any system company and any affiliate

         Part III.  Employment of any person by any system company
                      for the performance on a continuing basis of management services

  9    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 10    FINANCIAL STATEMENTS AND EXHIBITS

         Index to Financial Statements
         Exhibits

       SIGNATURE


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997

                                                                     Number of
                                                                      Common      % of       Issuer's       Owner's
                                                                      Shares     Voting        Book          Book        Unsecured
Name of Company                                                       Owned       Power       Value          Value          Debt
(Indentation indicates subsidiary relationship)                                                     (dollars in thousands)

Cinergy Corp. (Cinergy)

  The Cincinnati Gas & Electric Company (CG&E)                     89,663,086      100      $1,610,588    $1,610,588            -
    The Union Light, Heat and Power Company (ULH&P)                   585,333      100         122,913       122,913            -
    Tri-State Improvement Company (Tri-State)                           1,000      100          33,860           934      $32,926
    Lawrenceburg Gas Company (Lawrenceburg)                            10,768      100           6,807         6,807            -
    The West Harrison Gas and Electric Company
      (West Harrison)                                                   2,000      100             347           347            -
    Miami Power Corporation (Miami)                                     1,000      100               4             4            -
    KO Transmission Company (KO Transmission)                              10      100             470           470            -

  PSI Energy, Inc. (PSI)(1)                                        53,913,701      100       1,037,660     1,037,660            -
    PSI Energy Argentina, Inc. (PSI Energy Argentina)                     100      100          11,999        11,999            -
    South Construction Company, Inc. (South
      Construction)                                                        10      100               -             -            -

  Cinergy Investments, Inc. (Investments)                                 100      100         412,586       412,586            -
    Cinergy-Cadence, Inc.(2)                                              100      100            (932)         (932)           -
      Cadence Network LLC (Cadence)(3)                                     NA       33           1,394         1,394            -
    Cinergy Capital & Trading, Inc. (Capital &
      Trading)(4)                                                         100      100           7,871         7,871            -
      CinCap IV, LLC* (CinCap)(5)                                          NA      100               -             -            -
    Cinergy Communications, Inc. (Communications)                         100      100             605           605            -
    Cinergy Engineering, Inc. (Engineering)(6)                            100      100             (15)          (15)           -
    Cinergy International, Inc.*(7)                                       100      100               -             -            -
    Cinergy Global Power, Inc. (Cinergy Global)(8)                        100      100          (1,570)       (1,570)           -
      Cinergy MPI I, Inc.*(9)                                             100      100               -             -            -
      Cinergy MPI II, Inc.*(9)                                            100      100               -             -            -
      Cinergy MPI III, Inc.*(9)                                           100      100               -             -            -
      Cinergy MPI IV, Inc.*(9)                                            100      100               -             -            -
      Cinergy MPI V, Inc.*(9)                                             100      100               -             -            -
      Cinergy MPI VI, Inc.*(9)                                            100      100               -             -            -
      Cinergy MPI VII, Inc.*(9)                                           100      100               -             -            -
      Cinergy MPI VIII, Inc.*(9)                                          100      100               -             -            -
      Cinergy MPI IX, Inc.*(9)                                            100      100               -             -            -
      Cinergy MPI X, Inc.*(9)                                             100      100               -             -            -
      Cinergy MPI XI, Inc.*(9)                                            100      100               -             -            -
      Cinergy MPI XII, Inc.*(9)                                           100      100               -             -            -
      Cinergy MPI XIII, Inc.*(9)                                          100      100               -             -            -
      Cinergy MPI XIV, Inc.*(9)                                           100      100               -             -            -
      Cinergy MPI XV, Inc.*(9)                                            100      100               -             -            -
      MPII (Zambia) B.V. (MPII/Z)(10)                                   4,525      100          28,780        28,780            -
        Copperbelt Energy Corporation plc
         (Copperbelt)(10)                                           3,900,000       39          61,853        61,853            -
      MPI International Limited (MPI
        International)(8)                                               1,000      100               1             1            -
    Cinergy Resources, Inc. (Cinergy Resources)(14)                        10      100          (2,318)       (2,318)           -



ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997 (Continued)

    Cinergy Solutions, Inc.(Solutions)(11)                                100      100          (1,953)       (1,953)           -
      Trigen-Cinergy Solutions LLC (Trigen-Cinergy)(11)                    NA       50           1,061         1,061            -
      Trigen-Cinergy Solutions of Cincinnati LLC
        (Trigen-Cinergy Cincinnati)(12)                                    NA       51             411           411            -
      Trigen-Cinergy Solutions of Illinois L.L.C.
        (Trigen-Cinergy Illinois)(13)                                      NA       49               -             -            -
    Cinergy Technology, Inc. (Technology)                                 100      100             (49)          (49)          -
    Cinergy UK, Inc. (Cinergy UK)                                       1,000      100         421,942       421,942           -
      Avon Energy Partners Holdings (Avon Energy)                 330,000,000       50       1,000,571     1,000,571           -
        Avon Energy Partners PLC                                1,701,513,216      100       2,338,940     2,338,940           -
          Midlands Electricity plc (Midlands)                     496,655,789      100       2,370,733     2,370,733           -
    Enertech Associates, Inc. (Enertech)                                  100      100         (14,764)      (14,765)          -
    PSI Argentina, Inc. (Argentina)*                                      100      100          18,422        18,422           -
      Costanera Power Corp. (Costanera)*                                  100      100               -             -           -
    PSI Power Resource Development, Inc.*                                 100      100               -             -           -
    PSI Sunnyside, Inc.*                                                  100      100               -             -           -
    PSI T&D International, Inc.*                                          100      100               -             -           -
      PSI Yacyreta, Inc.*                                                 100      100               -             -           -

  Cinergy Services, Inc. (Services)                                        50      100               -             -           -

*Inactive at December 31, 1997.
-Amounts are less than $1,000.
Notes are on the next page.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997 (Continued)

(1) PSI also has voting cumulative preferred stock outstanding at December 31, 1997, as follows:

           Class           Shares outstanding      Vote per share
      Par value $100              640,302               1 vote
      Par value $25             3,726,636             1/4 vote

(2) In 1997, PSI Power Resource Operations, Inc. was renamed Cinergy- Cadence, Inc. and is dedicated solely to holding Investments' one-third ownership interest in Cadence.

(3) Cadence, a Delaware limited liability company, was formed during the third quarter of 1997 as a joint venture with New Century Energies, Inc. and Florida Progress Corporation to provide a single source for both energy management services and products designed to lower energy costs for national customers that operate in multiple locations across the country. These services include consolidated billing, bill auditing, and usage analysis. Cadence commenced operations in the third quarter of 1997.

(4) Capital and Trading, an Indiana corporation, was formed to engage in the business of marketing power, electricity futures, and trading related energy products and services and to provide consulting services in the wholesale power-related markets. In June 1997, Capital and Trading acquired the assets and personnel of Greenwich Energy Partners, which specialized in energy risk management, marketing, and proprietary arbitrage trading.

(5) CinCap, a Delaware limited liability company, was formed in December 1997 to engage in marketing and trading of energy commodities.

(6)  Engineering,  an Ohio  corporation,  was formed in March 1997.  Engineering
     provides   engineering   designs  and  engineering   technical  support  in
     connection with various energy-related projects and proposals.

(7) PSI International, Inc., an Indiana corporation, was renamed Cinergy International, Inc. during 1997, and was otherwise inactive in 1997.

(8) Cinergy Global, a Delaware corporation, formed in September 1997, holds all of the equity of MPII/Z which in turn holds a 39% ownership interest in Copperbelt. Cinergy Global also owns all of the equity of MPI International, a United Kingdom (UK) company. During the third quarter of 1997, MPI International assumed ownership of all of the projects in development and all future projects of Midlands Power International, a subsidiary of Midlands. Cinergy Global, through MPI International, will acquire and/or develop energy projects throughout the world.

(9) Cinergy MPI I through XV, Cayman Island corporations, were formed in September 1997 for utilization in connection with future exempt wholesale generator (EWG) or foreign utility company (FUCO) acquisitions by Cinergy.

(10) MPII/Z, incorporated in The Netherlands, was acquired by Cinergy Global during 1997 and holds a 39% equity interest in Copperbelt, a FUCO organized under the laws of the Republic of Zambia. Copperbelt holds certain electric generation, transmission, and distribution assets formerly held by the Republic of Zambia through the Power Division of Zambia Consolidated Copper Mines Limited.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997 (Continued)

(11) Solutions, a Delaware corporation, was formed in February 1997. Solutions was formed to market an array of energy-related products and services and develop, acquire, own, and operate certain energy-related projects. Trigen-Cinergy, a Delaware limited liability company, was also formed in February 1997 to build, own, and operate cogeneration and trigeneration facilities for industrial plants, office buildings, shopping centers, hospitals, universities, and other major energy users that can benefit from combined heat and power production economies. Trigen-Cinergy will also provide energy and asset management services, including fuel procurement, ancillary to its activities. Solutions owns 50% of Trigen-Cinergy.

(12) Trigen-Cinergy Cincinnati, an Ohio limited liability company, was formed during the third quarter of 1997. Effective August 1997, Cinergy Cooling Corp. was merged with and into Trigen-Cinergy Cincinnati, with Trigen-Cinergy Cincinnati being the surviving company jointly owned by Solutions (51%) and Trigen Solutions, Inc. (49%). Trigen-Cinergy Cincinnati has an exclusive franchise from the City of Cincinnati which permits it to maintain and operate a chilled water system in the downtown business district of Cincinnati, Ohio.

(13) Trigen-Cinergy Illinois, a Delaware limited liability company, was formed during the second quarter of 1997 and will provide energy services, including cogeneration, steam, and compressed air, to a manufacturing facility in Illinois.

(14) During 1997, Cinergy Resources expanded its business to include retail marketing of electricity. Cinergy Resources is participating in a pilot program in Pennsylvania under which electric customers throughout the state will have the right to choose their electricity supplier. Cinergy Resources began delivering power to Pennsylvania customers in December 1997.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS



None


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

                                                        Principal Amount
                             Name of Company            or Stated Value
                                                   ------------------------
    Name of Issuer          Issuing, Selling,                    Pledged,
         and             Pledging, Guaranteeing,     Issued     Guaranteed,    Date of                         Commission
    Title of Issue       or Assuming Securities     and Sold    or Assumed   Transaction    Proceeds          Authorization
----------------------   -----------------------   ----------   -----------  -----------   ----------   -------------------------
                                                        (in thousands)
PSI

                                                                                                         Rule 52 (See certificate
City of Princeton                                                                                        of notification on form
Variable Rate Notes due                                                                                  U-6B-2 filed on
April 1, 2022                    PSI                $ 35,000                    2/26/97      $ 35,000    March 4, 1997.)


CG&E
                                                                                                         Rule 52 (See certificate
Liquid Asset Notes                                                                                       of notification on form
with Coupon Exchange,                                                                                    U-6B-2 filed on
due October 1, 2007              CG&E               $100,000                    10/9/97      $100,786    October 20, 1997.)



ITEM 4.  ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

                             Name of Company                   Principal                     Extinguished (E)     Commission
                               Acquiring,         Number of      Amount                        or Held for       Authorization
     Name of Issuer           Redeeming, or        Shares       Retired      Consideration       Further              or
   and Title of Issue      Retiring Securities    Redeemed    (thousands)     (thousands)     Disposition (D)      Exemption

CG&E
First Mortgage Bonds
   5 7/8% Series                  CG&E                         $ 30,000       $ 30 000             E                Rule 42
   6 1/4% Series                  CG&E                          100,000        100,000             E                Rule 42
   8 1/8% Series                  CG&E                           60,000         60,432             E                Rule 42
    8.95% Series                  CG&E                          100,000        100,000             E                Rule 42
Cumulative Preferred Stock
  Par value $100 per share
   4%     Series                  CG&E                  1             1                            E                Rule 42
   4 3/4% Series                  CG&E              3,525           352            234             E                Rule 42

PSI
First Mortgage Bonds
   Series NN, 7.60% Series
     (Pollution Control)           PSI                           35,000         35,000             E                Rule 42
Secured Medium-term Notes
   Series A                        PSI                           10,000         10,000             E                Rule 42
Cumulative Preferred Stock
  Par value $100 per share
   3 1/2% Series                   PSI                265            26             12             E                Rule 42
    7.15% Series                   PSI            158,640        15,864          1,602             E                Rule 42
  Par value $25 per share
    4.32% Series                   PSI                  1           -              -               E                Rule 42



ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                Aggregate Amount of Investments     Number of
1.  Name of   in Persons (Entities) Operating in     Persons                                  Description of
    Company      Retail Service Area of Owner      (Entities)                               Persons (Entities)(1)
    -------   ----------------------------------   ----------     -----------------------------------------------------------------
                       (in thousands)

     CG&E                $   51                         3       Limited partnerships which own, rehabilitate, and maintain apartment buildings for low income housing

     CG&E                   820                         2       Limited partnerships which invest in small and minority- or female-
                                                                owned businesses

     CG&E                    15                         1       Community improvement fund

     CG&E                   833                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

     ULH&P                    2                         2       Economic development corp.

     PSI                  3,839                         3       Limited partnerships which make long-term investments in Indiana and other mid-western businesses

     PSI                    525                         1       Limited partnership which invests in start-up companies

     PSI                      4                         1       Oil company

     PSI                      5                         1       Economic development corp.

     PSI                      8                         1       Retail department store

     PSI                     38                         1       Retail department store

     PSI                    138                         1       Manufacturer of construction materials

     PSI                      1                         1       Economic development corp.

     PSI                      6                         1       Drug store/pharmacy

     PSI                      4                         1       Owns and operates hotels

     PSI                      3                         1       Economic development corp.

     PSI                      1                         1       Economic development corp.

     PSI                      1                         6(2)    Economic development corp., country clubs, jeweler, barge company, and bus company

  Investments               833                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

   Technology               833                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

    Cinergy                 834                         1       Limited liability corporation which invests in projects relating to downtown Cincinnati

(1) All of PSI's investments in securities, except for its partnership interests, represent bankruptcy distributions applicable to obligations of customers incurred in the ordinary course of business.

(2)  Represents small ownership interest in six unrelated companies.


ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES (Continued)

2.  Securities not included in Item 5, No. 1:

          Owner's
  Name of        Name of           Description      Number of      % of               Nature of            Book Value
  Company         Issuer           of Security       Shares    Voting Power           Business           (in thousands)
  -------  --------------------  -----------------  ---------  ------------  --------------------------  --------------

                Ohio Valley
     CG&E      Electric Corp.      Common stock       9,000         9%              Public Utility            $  900

                 Circle
     PSI       Center Mall      Limited partnership    N/A        4.2%              Shopping Mall in
                                                                                 Indianapolis, Indiana         3,015

                                                                                    Refurbishes and
              EMC Technologies,                                                   manufactures large
     PSI           Inc.           Preferred stock     3,483       (1)            electrical equipment              4

                                                                              Invests in minority-owned
     PSI     Lynx Capital Corp.       Stock              25       (1)                businesses                  127

                Nth Power
                Technology                                                        Invests in energy
   Cinergy     Fund I, L.P.         Limited partner     N/A       20%           technology companies           1,753

(1)  Not available

ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1997

Part I


                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Cinergy

Neil A. Armstrong (a)                     D
James K. Baker (c)                        D
Michael G. Browning (d)                   D
Phillip R. Cox (e)                        D
Kenneth M. Duberstein (f)                 D
John A. Hillenbrand II (g)                D
George C. Juilfs (h)                      D
Melvin Perelman, Ph.D. (i)                D
Thomas E. Petry (j)                       D
Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,P,CEO
John J. Schiff, Jr. (k)                   D
Philip R. Sharp, Ph.D. (l)                D
Van P. Smith (m)                          D
Dudley S. Taft (n)                        D
Oliver W. Waddell (o)                     D
Cheryl M. Foley (a)                       VP,GC,S
William J. Grealis (a)                    VP
J. Joseph Hale, Jr. (a)                   VP
Stephen Harkness (b)                      VP
Donald B. Ingle, Jr. (a)                  VP
Elizabeth K. Lanier (a)                   VP,CS
J. Wayne Leonard (a)(1)                   VP
Jerry W. Liggett (a)                      VP
Madeleine W. Ludlow (a)                   VP,CFO
John M. Mutz (b)                          VP
Michael M. Sample (b)                     VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Larry E. Thomas (a)                       VP
Charles J. Winger (a)                     VP
Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC

Services

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,P,CEO
Todd W. Arnold (a)                        VP
Leo P. Denault (a)                        VP
Cheryl M. Foley (a)                       D,VP,GC,S
William J. Grealis (a)                    D,VP
J. Joseph Hale, Jr. (a)                   VP
Stephen Harkness (b)                      VP
Donald B. Ingle, Jr. (a)                  VP
Dale Justis (b)                           VP
Albert Keys (a)                           VP
Paul E. King (a)                          VP
Elizabeth K. Lanier (a)                   VP,CS
J. Wayne Leonard (a)(1)                   D,VP
Jerry W. Liggett (a)                      VP
Madeleine W. Ludlow (a)                   D,VP,CFO

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Services (Continued)

Michael E. Martin (a)                     VP
John M. Mutz (b)                          VP
Leigh J. Pefley (a)                       VP
John C. Procario (a)                      VP
C. Randolph (a)                           VP
Bernard F. Roberts (a)                    VP
Michael M. Sample (b)                     VP
William L. Sheafer (a)                    VP,T
Riaz Q. Siddiqi (a)                       VP
Richard J. Smith (a)                      VP
Larry E. Thomas (a)                       D,VP
James L. Turner (a)                       VP
James H. Willis (b)                       VP
Charles J. Winger (a)                     VP
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT
John E. Polley (a)                        AS
M. Susan Hardwick (a)                     AC
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC

CG&E

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       VP,GC,S
Donald B. Ingle, Jr. (a)                  VP
Elizabeth K. Lanier (a)                   VP,CS
Wayne Leonard (a) (1)                     VP
Madeleine W. Ludlow (a)                   VP,CFO
Larry E. Thomas (a)                       VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC

ULH&P

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,VP,GC,S
Donald B. Ingle, Jr. (a)                  VP
Elizabeth K. Lanier (a)                   VP,CS
Wayne Leonard (a) (1)                  D,VP
Madeleine W. Ludlow (a)                   D,VP,CFO
Larry E. Thomas (a)                       D,VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

ULH&P (Continued)

M. Susan Hardwick (a)                     AC
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC

Tri-State

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
J. Wayne Leonard (a)(1)                   D
Larry E. Thomas (a)                       D
Elizabeth K. Lanier (a)                   VP
Madeleine W. Ludlow (a)                   VP
Cheryl M. Foley (a)                       S
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Lawrenceburg

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       VP,GC,S
Donald B. Ingle, Jr. (a)                  VP
Elizabeth K. Lanier (a)                   VP,CS
J. Wayne Leonard (a)(1)                   VP
Madeleine W. Ludlow (a)                   VP,CFO
John M. Mutz (b)                          D
Larry E. Thomas (a)                       VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC
Vincent E. Andres (a)                     D
Bernard L. Huff (a)                       D

West Harrison

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       VP,GC,S
Donald B. Ingle, Jr. (a)                  VP
Elizabeth K. Lanier (a)                   VP,CS
Wayne Leonard (a) (1)                     VP
Madeleine W. Ludlow (a)                   VP,CFO
John M. Mutz (b)                          D
Larry E. Thomas (a)                       VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

West Harrison (Continued)

Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC
Vincent E. Andres (a)                     D
Bernard L. Huff (a)                       D

Miami

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       VP,GC,S
Elizabeth K. Lanier (a)                   VP,CS
Wayne Leonard (a) (1)                     VP
Madeleine W. Ludlow (a)                   VP,CFO
John M. Mutz (b)                          D
Larry E. Thomas (a)                       VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC
Vincent E. Andres (a)                     D
Bernard L. Huff (a)                       D

KO Transmission

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,VP,GC,S
Elizabeth K. Lanier (a)                   VP,CS
Wayne Leonard (a) (1)                     VP
Madeleine W. Ludlow (a)                   VP,CFO
Larry E. Thomas (a)                       VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
John E. Polley (b)                        AS
Jerome A. Vennemann (a)                   AS
David L. Wozny (a)                        AC

PSI

James K. Baker (c)                        D
Michael G. Browning (d)                   D
John A. Hillenbrand II (g)                D
John M. Mutz (b)                          D,P
Jackson H. Randolph (a)                   D,CM

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

PSI (Continued)

James E. Rogers (a)                       D,VCM,CEO
Van P. Smith (m)                          D
Cheryl M. Foley (a)                       VP,GC,S
Donald B. Ingle, Jr. (a)                  VP
Elizabeth K. Lanier (a)                   VP,CS
Madeleine W. Ludlow (a)                   VP,CFO
J. Wayne Leonard (a)(1)                   VP
Larry E. Thomas (a)                       VP
William L. Sheafer (a)                    VP,T
John P. Steffen (a)                       C
Wendy L. Aumiller (a)                     AT
M. Susan Hardwick (a)                     AC
David L. Wozny (a)                        AC
Ronald J. Brothers (b)                    AS
John E. Polley (a)                        AS
Jerome A. Vennemann (a)                   AS

PSI Energy Argentina

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

South Construction

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
John M. Mutz (b)                          D,P
Cheryl M. Foley (a)                       D,S
Elizabeth K. Lanier (a)                   VP
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Investments

Jackson H. Randolph (a)                   D,CM
James E. Rogers (a)                       D,VCM,CEO
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,VP,GC,S
Donald B. Ingle, Jr. (a)                  D
J. Wayne Leonard (a)(1)                   D
Madeleine W. Ludlow (a)                   D,VP,CFO
John M. Mutz (b)                          D
Larry E. Thomas (a)                       D
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

*  Address codes, position descriptions, and notes are listed on page 23.

Part I
                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Cinergy-Cadence, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Cadence (2)

Donald B. Ingle, Jr. (a)                  BM
Madeleine W. Ludlow (a)                   BM
E. Renae Conley (a)                       P
Cheryl M. Foley (a)                       S
William L. Sheafer (a)                    T

Capital & Trading

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
J. Wayne Leonard (a)(1)                   D,P
Cheryl M. Foley (a)                       D,S
Lance Bakrow (a)                          VP
Madeleine W. Ludlow (a)                   VP
Bernard F. Roberts (a)                    VP
Riaz Q. Siddiqi (a)                       VP
Arturo Vivar (a)                          VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

CinCap

Cincap is a subsidiary of Capital and Trading but is inactive and had not elected directors or officers as of December 31, 1997.

Communications

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Larry E. Thomas (a)                       D,VP
F. Dale Justis (b)                        VP
Madeleine W. Ludlow (a)                   VP
Leigh J. Pefley (a)                       VP
John C. Procario (a)                      VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

*  Address codes, position descriptions, and notes are listed on page 23.

Part I
                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Engineering

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
Scott A. Haag (a)                         D
Barry E. Pulskamp (a)                     D
John J. Roebel (a)                        D
Larry E. Thomas (a)                       P
Cheryl M. Foley (a)                       S
William J. Grealis (a)                    VP
F. Dale Justis (b)                        VP
Madeleine W. Ludlow (a)                   VP
John C. Procario (a)                      VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Cinergy International, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D
Cheryl M. Foley (a)                       D,P
Madeleine W. Ludlow (a)                   VP
Michael M. Sample (b)                     VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   S

Cinergy Global

James E. Rogers (a)                       D,CEO
Cheryl M. Foley (a)                       D,P
Madeleine W. Ludlow (a)                   D,VP
William J. Grealis (a)                    VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS
Wendy L. Aumiller (a)                     AT
David L. Wozny (a)                        AC

Cinergy MPI I, Inc. - Cinergy MPI XV, Inc.

James E. Rogers (a)                       D,CM
Cheryl M. Foley (a)                       D
Madeleine W. Ludlow (a)                   D
John Bryant (p)                           MD
Philip J. Taylor (p)                      D
Andrew M. Turk (p)                        D

MPII/Z (3)

John Bryant (p)                           D
Andrew M. Turk (p)                        D

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Copperbelt (2)

John Bryant (p)                           D
Andrew M. Turk (p)                        D

MPI International

James E. Rogers (a)                       D
Cheryl M. Foley (a)                       D
Madeleine W. Ludlow (a)                   D
John Bryant (p)                           D
Philip J. Taylor (p)                      D
Andrew M. Turk (p)                        D
Hugh C. Hamilton (p)                      S

Cinergy Resources, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Solutions

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
J. Wayne Leonard (a)(1)                   D
Todd W. Arnold (a)                        VP
M. Stephen Harkness (b)                   VP
Albert Keys (a)                           VP
L. C. Randolph (a)                        VP
Richard J. Smith (a)                      VP
James H. Willis (b)                       VP
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Trigen-Cinergy (2)

James E. Rogers (a)                       BM
William J. Grealis (a)                    BM
J. Wayne Leonard (a)(1)                   BM
M. Stephen Harkness (b)                   EVP,COO
Cheryl M. Foley (a)                       S
William L. Sheafer (a)                    AT
Jerome A. Vennemann (a)                   AS

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Trigen-Cinergy Cincinnati (2)

James E. Rogers (a)                       BM
William J. Grealis (a)                    BM
J. Wayne Leonard (a)(1)                   BM
M. Stephen Harkness (b)                   EVP,COO
Cheryl M. Foley (a)                       S
William L. Sheafer (a)                    AT
Jerome A. Vennemann (a)                   AS

Trigen-Cinergy Illinois (2)

James E. Rogers (a)                       BM
William J. Grealis (a)                    BM
J. Wayne Leonard (a)(1)                   BM
M. Stephen Harkness (b)                   EVP,COO
Cheryl M. Foley (a)                       S
Jerome A. Vennemann (a)                   AS

Technology

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Elizabeth K. Lanier (a)                   VP
Madeleine W. Ludlow (a)                   VP
John M. Mutz (b)                          VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Cinergy UK

James E. Rogers (a)                       D,CEO
Cheryl M. Foley (a)                       D,P
William J. Grealis (a)                    VP
Madeleine W. Ludlow (a)                   D,VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   S
Wendy L. Aumiller (a)                     AT
David L. Wozny (a)                        AC

Avon Energy (2)

James E. Rogers (a)                       D,CM
Cheryl M. Foley (a)                       D
Madeleine W. Ludlow (a)                   D

Avon Energy Partners PLC (2)

James E. Rogers (a)                       D,CM
Cheryl M. Foley (a)                       D
Madeleine W. Ludlow (a)                   D

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*

Midlands (2)

James E. Rogers (a)                       D,CM
Cheryl M. Foley (a)                       D
Madeleine W. Ludlow (a)                   D
Hugh C. Hamilton (p)                      S

Enertech

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
Scott A. Haag (a)                         D
Barry E. Pulskamp (a)                     D
John J. Roebel (a)                        D
William J. Grealis (a)                    P
Cheryl M. Foley (a)                       S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Argentina

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

Costanera

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

PSI Power Resource Development, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

                                   POSITION HELD AT
NAME (ADDRESS)*                   DECEMBER 31, 1997*


PSI Sunnyside, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

PSI T&D International, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

PSI Yacyreta, Inc.

Jackson H. Randolph (a)                   D
James E. Rogers (a)                       D
William J. Grealis (a)                    D,P
Cheryl M. Foley (a)                       D,S
Madeleine W. Ludlow (a)                   VP
William L. Sheafer (a)                    T
John P. Steffen (a)                       C
Jerome A. Vennemann (a)                   AS

*  Address codes, position descriptions, and notes are listed on page 23.

Part I

Address Codes:

(a) 139 East Fourth  Street,  Cincinnati,  Ohio 45202
(b) 1000 East Main Street, Plainfield, Indiana 46168
(c) One Noblitt Plaza, Columbus, Indiana 47202
(d) 251 North  Illinois,  Suite 200,  Indianapolis,  Indiana  46204
(e) 105 East  Fourth Street, Suite 600, Cincinnati, Ohio 45202
(f)  2100 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20037
(g)  324 Mitchell Avenue, Batesville, Indiana 47006
(h)  One Riverfront Place, Newport, Kentucky 41071
(i)  8751 Jaffa Court, E. Drive, Apt. 16, Indianapolis, Indiana 46260
(j)  580 Walnut Street, P.O. Box 779, Cincinnati, Ohio 45201
(k)  P.O. Box 145496, Cincinnati, Ohio 45250-5496
(l)  79 JFK Street, Cambridge, Massachusetts 02138
(m)  123 East Adams Street, Muncie, Indiana 47305
(n)  312 Walnut Street, Suite 3550, Cincinnati, Ohio 45202
(o)  P.O. Box 1038, 425 Walnut Street, Cincinnati, Ohio 45201-1038
(p)  Mucklow Hill, Halesowen, West Midlands B62 8BP, UK


Positions are indicated by the following symbols:

AC        Assistant Comptroller
AS        Assistant Secretary
AT        Assistant Treasurer
BM        Board of Managers
C         Comptroller
CEO       Chief Executive Officer
CFO       Chief Financial Officer
COO       Chief Operating Officer
CM        Chairman of the Board
CS        Chief of Staff
D         Director
EVP       Executive Vice President
GC        General Counsel
MD        Managing Director
P         President
S         Secretary
T         Treasurer
VCM       Vice Chairman
VP        Vice President

Notes:

(1) Effective March 31, 1998, J. Wayne Leonard resigned from Cinergy and all other Cinergy system companies.

(2) For entities which are not wholly owned directly or indirectly by Cinergy or its system entities, disclosure is limited to those officers and directors who are directly employed by Cinergy or its system entities.

(3) For MPII/Z, disclosure is limited to those directors (officers non-applicable) who are directly employed by Cinergy or its system entities.


ITEM 6.  OFFICERS AND DIRECTORS AS OF DECEMBER 31, 1997 (Continued)

Part II

    Name of Officer         Name and Location        Position Held in      Applicable
      or Director       of Financial Institution  Financial Institution  Exemption Rule

James K. Baker          First Chicago NBD Corp.          Director          70(b),(d)
                        Chicago, Illinois

Phillip R. Cox          Cincinnati office of the         Director            70(h)
                          Federal Reserve Bank
                          of Cleveland
                        Cleveland, Ohio

                        PNC Bank, Ohio, N.A.             Director            70(a)
                        Cincinnati, Ohio

John A. Hillenbrand II  National City Bank               Director            70(a),(c)
                        Indianapolis, Indiana

George C. Juilfs        Cincinnati office of the     Chairman, Director      70(h)
                        Federal Reserve Bank
                        of Cleveland
                        Cleveland, Ohio

John M. Mutz            National City Bank               Director          70(c),(e),(f)
                        Indianapolis, Indiana

Thomas E. Petry         Star Banc Corporation            Director            70(a)
                        Cincinnati, Ohio

                        Star Bank, N.A.                  Director            70(a)
                        Cincinnati, Ohio

Jackson H. Randolph     PNC Bank Corp.                   Director          70(b),(d),
                        Pittsburgh, Pennsylvania                             (e),(f)

                        PNC Bank, Ohio, N.A.             Director          70(a),(c),
                        Cincinnati, Ohio                                     (e),(f)

James E. Rogers         Fifth Third Bancorp              Director          70(a),(c),
                        Cincinnati, Ohio                                     (e),(f)

                        The Fifth Third Bank             Director          70(a),(c),
                        Cincinnati, Ohio                                     (e),(f)

John J. Schiff, Jr.     Fifth Third Bancorp              Director            70(a)
                        Cincinnati, Ohio

                        The Fifth Third Bank             Director            70(a)
                        Cincinnati, Ohio

Dudley S. Taft          Fifth Third Bancorp              Director            70(a)
                        Cincinnati, Ohio

                        The Fifth Third Bank             Director            70(a)
                        Cincinnati, Ohio

Oliver W. Waddell       Star Banc Corporation            Director            70(a)
                        Cincinnati, Ohio

                        Star Bank, N.A.                  Director            70(a)
                        Cincinnati, Ohio

Part III

(a) and (e) Directors' and Executive Officers' Compensation and Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

For information concerning compensation of directors and executive officers and their participation in bonus and profit-sharing and other benefits, see the disclosures made in the:

       Cinergy  Corp 1998  Proxy  Statement  and 1997  Financial  Report  (Proxy
       Statement*),   pages  8  through  18  for  Cinergy  and  Investments  and subsidiaries.

       1997 Annual Report on Form 10-K (Form 10-K), pages 155 through 156, for CG&E and subsidiaries.

       1998 PSI Information Statement (Information Statement*), pages 5 through 15 (as supplemented in Exhibit F-10), for PSI and subsidiaries.

(b)  Directors'  and  Executive  Officers'  Interests  in  Securities  of System
Companies

For information concerning interests in system companies, see the disclosures (as supplemented in Exhibit F-10) made in the:

       Proxy Statement, page 9, for Cinergy and Investments and subsidiaries.

       Form 10-K, pages 156 through 157, for CG&E and subsidiaries.

       Information Statement, page 4, for PSI and subsidiaries.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies

For information concerning contracts and transactions with system companies, see the disclosures made in the:

       Proxy Statement, pages 16 through 18, for Cinergy and Investments and subsidiaries.

       Information Statement, pages 13 through 15, for PSI and subsidiaries.

(d) Indebtedness of Directors or Executive Officers to System Companies

None

(f) Directors' and Executive Officers' Rights to Indemnity

The state laws under which each of Cinergy and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of such company's articles of incorporation, charters, by-laws, or regulations identifying these rights to indemnify are incorporated by reference or contained herein as exhibits.

 *The Proxy Statement and Information Statement are hereby incorporated by reference (see File Nos. 1-11377 and 1-3543, respectively).


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

None(1)

(1) Cinergy and PSI have established separate segregated funds or political action committees and have incurred certain costs in the administration of these committees in accordance with the provisions of the Federal Election
     Campaign Act.

(2)
 Name of Company             Name of Recipient or Beneficiary              Purpose         Account Charged*     Amount
 ---------------    -----------------------------------------------  -------------------   ----------------  ------------

      CG&E          Electric Power Research Institute                    Dues, support          (2),(3)       $1,248,751
                    Less than $10,000 - 25 beneficiaries             Dues, fees, support      (1),(2),(3)         26,761
                                                                                                              ----------
                                                                                                              $1,275,512

     ULH&P          Electric Power Research Institute                      Dues                   (2)         $  199,791
                    Less than $10,000 - 13 beneficiaries             Dues, fees, support        (2),(3)           18,070
                                                                                                              ----------
                                                                                                              $  217,861

      PSI           Electric Power Research Institute                Dues, fees, support        (2),(3)       $1,493,202
                    Indiana Chamber of Commerce                           Support                 (2)             15,182
                    Less than $10,000 - 72 beneficiaries             Dues, fees, support      (1),(2),(3)         57,534
                                                                                                              ----------
                                                                                                              $1,565,918

     Cinergy        Less than $10,000 - 3 beneficiaries                   Support                 (1)         $      640
    Resources                                                                                                 ----------
                                                                                                              $      640

     Capital        Less than $10,000 - 1 beneficiary                     Support                 (1)         $    1,400
    & Trading                                                                                                 ----------
                                                                                                              $    1,400

 Cinergy Cooling    Less than $10,000 - 1 beneficiary                      Dues                   (1)         $      585
      Corp.                                                                                                   ----------
                                                                                                              $      585

  Cinergy           Less than $10,000 - 1 beneficiary                     Support                 (1)         $      650
                                                                                                              ----------
                                                                                                              $      650

* Account Charged:
(1) Income deduction
(2) Operating expense
(3) Other balance sheet accounts

ITEM 8.  SERVICE, SALES, AND CONSTRUCTION CONTRACTS

Part I

                                                                                                                      In Effect
                                                                                                                       Dec. 31,
                                                              Serving     Receiving                       Date of        1997
                       Transaction                            Company      Company      Compensation     Contract    (Yes or No)
                                                                                       (in thousands)

Propane plant and underground storage cavern                   ULH&P         CG&E           $209          5/23/61        Yes




[GRAPHIC OMITTED]

ITEM 8  SERVICE, SALES, AND CONSTRUCTION CONTRACTS(Continued)

Part I

                                             Serving      Receiving
               Transaction                   Company       Company        Compensation
                                                                         (in thousands)

Customer relations services(1)                 CG&E         ULH&P              $868

Gas and/or electric operations(1)              CG&E         ULH&P              $569


Part II

None

Part III

None

(1)  Pursuant to Rel. No. 35-26146, dated October 21, 1994.

ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

(a) PSI Energy Argentina

PSI Energy Argentina is a FUCO.

PSI Energy Argentina, an Indiana corporation, owns a 2% interest in Distrilec Invesora, S.A., which owns a 51% interest in Edesur S.A., an electric-distribution network serving the southern half of the city of Buenos Aires, Argentina.

The business address of PSI Energy Argentina is 251 North Illinois Street, Suite 1410, Indianapolis, Indiana 46204.

Midlands

Midlands is also a FUCO.

Cinergy indirectly owns 50% of Midlands, a corporation organized under the laws of England, which serves approximately 2.2 million customers in mid-central England. One of twelve regional electric companies in England, Midlands is primarily a distribution company, purchasing most of its electricity requirements from third party generators.

The business address of Midlands is Mucklow Hill, Halesowen, West Midlands B62 8BP, UK.

Copperbelt

Copperbelt is also a FUCO.

Cinergy indirectly owns 39% of Copperbelt, a corporation organized under the laws of the Republic of Zambia, that owns and operates certain electric generation, transmission, and distribution assets formerly held by the Republic of Zambia, through the Power Division of Zambia Consolidated Copper Mines Limited. The assets are located in and around the city of Kitwe in north central Zambia.

The business address of Copperbelt is 23rd Avenue, Nkana East, P.O. Box 20819, Kitwe, Zambia

(b) PSI Energy Argentina

PSI holds 100 shares of PSI Energy Argentina's no par value common stock. At December 31, 1997, PSI's equity investment in PSI Energy Argentina was $11 million.

Cinergy has neither  directly nor  indirectly  guaranteed  any securities of PSI
Energy  Argentina.   PSI  Energy  Argentina  has  no  debt  or  other  financial obligations outstanding.

No Cinergy subsidiary company, that is not a FUCO, has transferred any assets to PSI Energy Argentina.

Midlands

Avon Energy holds all of Midlands common stock. At December 31, 1997, Cinergy's equity investment in Midlands was $503 million.

The total consideration paid by Avon Energy was approximately 1.7 billion pounds sterling ($2.6 billion at then existing currency exchange rates). The funds for the acquisition were obtained from Cinergy's and GPU's investment in Avon Energy of approximately 330 million pounds sterling each ($500 million each), with the remainder being obtained by Avon Energy through the issuance of non-recourse debt. Cinergy has used dollar denominated debt to finance its entire $503 million equity investment in Midlands, with Cinergy initially borrowing $471 million under a bank credit facility and Cinergy UK initially borrowing $32 million under a separate bank credit facility. At December 31, 1997, Cinergy's outstanding borrowings under the bank credit facility were $350 million and outstanding commercial paper issuances were $150 million. Cinergy UK's original bank credit facility was replaced in September 1997 with a one year, $115 million non-recourse revolving credit agreement, which had $3 million outstanding at December 31, 1997 related to Midlands. The lenders under the latter facility have recourse solely to Cinergy UK and its assets for repayment of borrowings thereunder.

Cinergy has neither directly nor indirectly guaranteed any securities of Midlands.

No Cinergy subsidiary company, that is not a FUCO, has transferred any assets to Midlands.

Copperbelt

MPII/Z, a Netherlands company, substantially all of whose equity is held by Cinergy Global (a direct subsidiary of Investments) holds 3.9 million Ordinary Shares of Copperbelt. MPII/Z financed its purchase of the 3.9 million Ordinary Shares entirely with funds that are non-recourse, directly or indirectly, to Cinergy. The ultimate source for such funds was a short-term credit facility maintained by Cinergy UK. For more information, see the Rule 24 certificate filed on February 13, 1998 in File No. 70- 8589.

Cinergy has neither directly nor indirectly guaranteed any securities of Copperbelt.

No Cinergy subsidiary company, that is not a FUCO, has transferred any assets to Copperbelt.



(c) PSI Energy Argentina

PSI Energy Argentina had no debt outstanding at December 31, 1997.

Earnings for the year ended December 31, 1997, were $753 thousand for PSI Energy Argentina.

Midlands

Filed pursuant to Rule 104(b). See Exhibit J for the required information.

Copperbelt

Copperbelt was newly privatized, and Cinergy obtained its ownership interest, in the fourth quarter of 1997. As a result, Cinergy has not obtained complete, meaningful financial statements for Copperbelt as of December 31, 1997 and therefore is not in a position to perform the requested calculations as of December 31, 1997.

(d) PSI Energy Argentina, Midlands, and Copperbelt

Non-utility  service  agreement,   as  amended,   among  Cinergy,  non-  utility
subsidiaries of Cinergy and Services. (Pursuant to Rel. No. 35-26662, dated 2-7-97.)

In 1997, Services rendered accounting, executive, financial, legal and tax services to PSI Energy Argentina in the amount of $29,000.

No services were provided to Midlands or Copperbelt during 1997.

Part II PSI Energy Argentina, Midlands, and Copperbelt

See the following Exhibits

              H Organizational chart showing the relationship of PSI Energy Argentina, Midlands, and Copperbelt to other system companies.

              I-1 Audited Financial Statements for PSI Energy Argentina for the year ended December 31, 1997.

              I-2 Financial Statements for Midlands for the year ended December 31, 1997. (Filed pursuant to Rule 104(b).)

Note: As previously mentioned, Copperbelt was newly privatized and Cinergy obtained its ownership interest in the fourth quarter of 1997. As a result, Cinergy has not obtained complete, meaningful financial statements for Copperbelt as of December 31, 1997.


Part III PSI Energy Argentina, Midlands, and Copperbelt

Cinergy had an aggregate investment of $486 million in FUCOs (and no investment in EWGs) at December 31, 1997. The ratio of Cinergy's aggregate investment in FUCOs to its investment in domestic public utility subsidiary companies is 18%.

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

 Consolidating Financial Statements, Schedules, and Notes

- Notes 1 through 18 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 33), in the Cinergy Annual Report on Form 10-K for 1997 (Item 8. Financial Statements and Supplementary Data).

- Notes 1 through 18 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 33), in the CG&E Annual Report on Form 10-K for 1997 (Item 8. Financial Statements and Supplementary Data).

- Notes 1 through 18 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 33), in the PSI Annual Report on Form 10-K for 1997 (Item 8. Financial Statements and Supplementary Data).

- Notes 1 through 18 to the Financial Statements are incorporated herein by reference, in Exhibit A (page 33), in the ULH&P Annual Report on Form 10-K for 1997 (Item 8. Financial Statements and Supplementary Data).

 Exhibits

- F-1  Consent of Independent Public Accountants.

- F-2  Consolidating Financial Statements of Cinergy for 1997.

- F-3  Consolidating Financial Statements of CG&E for 1997.

- F-4 Consolidating Financial Statements of Investments for 1997. (Filed pursuant to Rule 104(b).)

- F-5  Consolidating Financial Statements of PSI for 1997.

- F-6 Consolidating Financial Statements of Avon Energy for 1997. (Filed pursuant to Rule 104(b).)

- F-7  Financial Statements for Cadence for 1997.
       (Filed pursuant to Rule 104(b).)

- F-8  Financial Statements for Trigen-Cinergy for 1997.
       (Filed pursuant to Rule 104(b).)

- F-9 Financial Statements for Trigen-Cinergy Cincinnati for 1997. (Filed pursuant to Rule 104(b).)

- F-10 Item 6. Part III - Supplemental Information Regarding Compensation and Security Ownership of Officers and Directors of System Companies.

- H Organizational chart showing the relationship of PSI Energy Argentina, Midlands, and Copperbelt to other system companies.

- I-1 Audited Financial Statements of PSI Energy Argentina for the year ended December 31, 1997.

- I-2 Financial Statements for Midlands for the year ended December 31, 1997 (Filed pursuant to Rule 104(b).)

- J    Response to Item 9, Part I (c) for Midlands. (Filed pursuant to
       Rule 104(b).)

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBIT

    A-1 *Annual Report of Cinergy on Form 10-K for the year ended December 31, 1997. (File No. 1-11377.)

    A-2 *1998 Proxy Statement and 1997 Financial Report for the year ended December 31, 1997. (File No. 1-11377.)

    A-3 *Annual Report of CG&E on Form 10-K for the year ended December 31, 1997. (File No. 1-1232.)

    A-4      *Annual Report of PSI on Form 10-K for the year ended
              December 31, 1997.  (File No. 1-3543.)

    A-5 *Annual Report of ULH&P on Form 10-K for the year ended December 31, 1997. (File No. 2-7793.)

Note: During 1997, the following 16 companies amended their charters for the sole purpose of designating a new registered agent (copies of which are available upon request):

    PSI Energy Argentina, Inc.
    South Construction Company, Inc.
    Cinergy-Cadence, Inc.
    Cinergy Capital & Trading, Inc.
    Cinergy International, Inc.
    Cinergy Technology, Inc.
    PSI Argentina, Inc.
    Costanera Power Corp.
    PSI Power Resource Development, Inc.
    PSI Sunnyside, Inc.
    PSI T&D International, Inc.
    PSI Yacyreta, Inc.
    Lawrenceburg Gas Company
    The West Harrision Gas and Elecric Company
    Miami Power Corporation
    KO Transmission Company


    B-1 *Certificate of Incorporation of Cinergy. (Exhibit to Cinergy's 1993 Form 10-K in File No. 1-11377.)

    B-2 *By-laws of Cinergy as amended December 18, 1997 (Exhibit to Cinergy's 1997 Form 10-K in File No. 1-11377)

  EXHIBIT
DESIGNATION                           NATURE OF EXHIBIT


    B-3 *Amended Articles of Incorporation of CG&E effective October 23, 1996. (Exhibit to CG&E's September 30, 1996, Form 10-Q in File No. 1-1232.)

    B-4 *Regulations of CG&E as amended, adopted April 25, 1996. (Exhibit to CG&E's March 31, 1996, Form 10-Q, in File No. 1-1232.)

    B-5 *Amended Articles of Consolidation of PSI as amended April 20, 1995. (Exhibit to PSI's June 30, 1995, Form 10-Q in File No. 1-3543.)

    B-6 *Amendment to Article D of the Amended Articles of Consolidation of PSI Energy, Inc., effective July 10, 1997. (Exhibit to PSI's 1997 Form 10-K in File No.
              1-3543)

    B-7 *By-laws of PSI as amended October 22, 1996. (Exhibit to PSI's September 30, 1996, Form 10-Q in File No. 1-3543.)

    B-8 *Restated Articles of Incorporation of ULH&P made effective May 7, 1976. (Exhibit to ULH&P's Form 8-K, May 1976, in File No. 2-7793.)

    B-9       *By-laws of ULH&P as amended, adopted May 8, 1996.
              (Exhibit to ULH&P's March 31, 1996, Form 10-Q in
              File No. 2-7793.)

    B-10 *Amendment to Restated Articles of Incorporation of ULH&P (Article Third) and Amendment to the By-Laws of ULH&P (Article 1), both effective July 24, 1997. (Exhibit to ULH&P's Form 10-K in File No. 2-7793.)

    B-11 *Articles of Incorporation of South Construction. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-12 *By-laws of South Construction. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-13 *Articles of Incorporation of PSI Energy Argentina. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-14 *By-laws of PSI Energy Argentina. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-15 *Certificate of Incorporation of Services. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-16      *By-laws of Services.  (Exhibit to Cinergy's Form U5S filed May 1,
              1996.)

  EXHIBIT
DESIGNATION                           NATURE OF EXHIBIT

    B-17 *Articles of Incorporation of Miami as amended. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-18      *By-laws  of Miami.  (Exhibit to  Cinergy's  Form U5S filed May 1,
              1996.)

    B-19 *Articles of Incorporation of West Harrison as amended. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-20 *By-laws of West Harrison. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-21 *Articles of Incorporation of Lawrenceburg. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-22 *By-laws of Lawrenceburg. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-23 *Articles of Incorporation of Tri-State. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-24 *Regulations of Tri-State. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-25      *Articles  of  Incorporation  of  KO  Transmission.   (Exhibit  to
              Cinergy's Form U5S filed May 1, 1996.)

    B-26 *By-laws of KO Transmission. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-27      *Certificate  of   Incorporation   of  Investments.   (Exhibit  to
              Cinergy's Form U5S filed May 1, 1996.)

    B-28 *By-laws of Investments. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-29 *Certificate of Incorporation of Cinergy Resources. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-30 *By-laws of Cinergy Resources. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-31 *Articles of Incorporation of Technology. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-32 *By-laws of Technology. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-33 *Articles of Incorporation of Argentina. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-34      *By-laws of Argentina. (Exhibit to Cinergy's Form U5S filed May 1,
              1996.)

  EXHIBIT
DESIGNATION                    NATURE OF EXHIBIT

    B-35 *Articles of Incorporation of Costanera. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-36      *By-laws of Costanera. (Exhibit to Cinergy's Form U5S filed May 1,
              1996.)

    B-37 *Articles of Incorporation of Cinergy International, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-38 Amended Articles of Incorporation of Cinergy International, Inc. (The sole purpose of the amendment was to change PSI International Inc.'s name to Cinergy International, Inc. Copies of the amended Articles of Incorporation are available upon request.)

    B-39 *By-laws of Cinergy International, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-40      *Articles of Incorporation of PSI Power Resource
              Development, Inc. (Exhibit to Cinergy's Form U5S filed May
              1, 1996.)

    B-41 *By-laws of PSI Power Resource Development, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-42 *Articles of Incorporation of Cinergy-Cadence, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-43 Amended Articles of Incorporation of Cinergy-Cadence, Inc. (The sole purpose of the amendment was to change PSI Power Resource Operations, Inc.'s name to Cinergy-Cadence, Inc. Copies of the amended Articles of Incorporation are available upon request.)

    B-44 *By-laws of Cinergy Cadence, Inc., (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-45      Item not used.

    B-46      Item not used.

    B-47 *Articles of Incorporation of PSI Sunnyside, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-48 *By-laws of PSI Sunnyside, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-49 *Articles of Incorporation of PSI T&D International, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-50 *By-laws of PSI T&D International, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    B-51 *Articles of Incorporation of PSI Yacyreta, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-52 *By-laws of PSI Yacyreta, Inc. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-53 *Amended Articles of Incorporation of Enertech. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-54 *Regulations of Enertech. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-55 *Amended Articles of Incorporation of Capital & Trading. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-56 *By-laws of Capital & Trading. (Exhibit to Cinergy's Form U5S filed May 1, 1996.)

    B-57 *Certificate of Incorporation of Communications. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-58 *By-laws of Communications. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-59      *Certificate  of  Incorporation   of  Cinergy,   UK.  (Exhibit  to
              Cinergy's Form U5S filed May 1, 1997.)

    B-60 *By-laws of Cinergy, UK. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-61      *Articles of Association of Avon Energy Partners
              Holdings. (Exhibit to Cinergy's Form U5S filed May 1,
              1997.)

    B-62 *Articles of Association of Avon Energy Partners PLC. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-63 *Articles of Association of Midlands. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

    B-64      Certificate of Formation of Cadence Network LLC.

    B-65      Certificate of Formation of CinCap IV, LLC

    B-66      Articles of Incorporation of Cinergy Engineering, Inc.

    B-67      Regulations Of Cinergy Engineering, Inc.

    B-68 Certificate of Incorporation of Cinergy Global Power, Inc. (Formerly Cinergy Investments MPI, Inc.)

    B-69      By-laws Of Cinergy Global Power, Inc.

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    B-70      Memorandum of Association of Cinergy MPI I, Inc.
              (Memorandums of Association of Cinergy MPI II, Inc.
              through Cinergy MPI XV, Inc. are identical to that of Cinergy MPI I, Inc. and will be furnished upon request.)

    B-71      Articles of Association of Cinergy MPI I, Inc.
              (Articles of Association of Cinergy MPI II, Inc.
              through Cinergy MPI XV, Inc. are identical to that of Cinergy MPI I, Inc. and will be furnished upon request.)

    B-72 Formation documents of MPII (Zambia) B.V. (At the time of the filing of this Form U5S for 1997, these documents were not available to Cinergy or its system companies. These documents will be submitted with the 1998 Form U5S.)

    B-73 Formation documents of Copperbelt Energy Corporation PLC. (At the time of the filing of this Form U5S for 1997, these documents were not available to Cinergy or its system companies. These documents will be submitted with the 1998 Form U5S.)

    B-74      Certificate of Incorporation  on name change of MPI  International
              Limited.

    B-75      Certificate of Incorporation of Cinergy Solutions, Inc.

    B-76      By-laws of Cinergy Solutions, Inc.

    B-77      Certificate of Formation of Trigen-Cinergy Solutions LLC.

    B-78      Articles of Organization of Trigen-Cinergy Solutions of
              Cincinnati.

    B-79      Certificate of Formation of Trigen Cinergy Solutions of
              Illinois L.L.C.

    C-1 *Original Indenture (First Mortgage Bonds) between CG&E and The Bank of New York (as successor Trustee) dated as of August 1, 1936. (Exhibit to CG&E's Registration
              Statement No. 2-2374.)

    C-2 *Tenth Supplemental Indenture between CG&E and The Bank of New York dated as of July 1, 1967. (Exhibit to CG&E's Registration Statement No. 2-26549.)

    C-3 *Eleventh Supplemental Indenture between CG&E and The Bank of New York dated as of May 1, 1969. (Exhibit to CG&E's Registration Statement No. 2-32063.)

    C-4 *Thirteenth Supplemental Indenture between CG&E and The Bank of New York dated as of November 1, 1971. (Exhibit to CG&E's Registration Statement No. 2-41974.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    C-5 *Fourteenth Supplemental Indenture between CG&E and The Bank of New York dated as of November 2, 1972. (Exhibit to CG&E's Registration Statement No. 2-60961.)

    C-6 *Fifteenth Supplemental Indenture between CG&E and The Bank of New York dated as of August 1, 1973. (Exhibit to CG&E's Registration Statement No. 2-60961.)

    C-7 *Thirty-second Supplemental Indenture between CG&E and The Bank of New York dated as of December 15, 1991. (Exhibit to CG&E's Registration Statement No. 33-45115.)

    C-8 *Thirty-third Supplemental Indenture between CG&E and The Bank of New York dated as of September 1, 1992. (Exhibit to CG&E's Registration Statement No. 33-53578.)

    C-9 *Thirty-fourth Supplemental Indenture between CG&E and The Bank of New York dated as of October 1, 1993. (Exhibit to CG&E's September 30, 1993, Form 10-Q in File No. 1-1232.)

    C-10 *Thirty-fifth Supplemental Indenture between CG&E and The Bank of New York dated as of January 1, 1994. (Exhibit to CG&E's Registration Statement No. 33-52335.)

    C-11 *Thirty-sixth Supplemental Indenture between CG&E and The Bank of New York dated as of February 15, 1994. (Exhibit to CG&E's Registration Statement No. 33-52335.)

    C-12 *Thirty-seventh Supplemental Indenture between CG&E and The Bank of New York dated as of October 4, 1996. (Exhibit to Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-13 *Loan Agreement between CG&E and County of Boone, Kentucky dated as of February 1, 1985. (Exhibit to CG&E's 1984 Form 10-K in File No. 1-1232.)

    C-14 *Loan Agreement between CG&E and State of Ohio Air Quality Development Authority dated as of December 1, 1985. (Exhibit to CG&E's 1985 Form 10-K in File No. 1-1232.)

    C-15 *Loan Agreement between CG&E and State of Ohio Air Quality Development Authority dated as of December 1, 1985. (Exhibit to CG&E's 1985 Form 10-K in File No. 1-1232.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    C-16 *Repayment Agreement between CG&E and The Dayton Power and Light Company dated as of December 23, 1992. (Exhibit to CG&E's 1992 Form 10-K in File No. 1-1232.)

    C-17 *Loan Agreement between CG&E and State of Ohio Water Development Authority dated as of January 1, 1994. (Exhibit to CG&E's 1993 Form 10-K in File No. 1-1232.)

    C-18 *Loan Agreement between CG&E and State of Ohio Air Quality Development Authority dated as of January 1, 1994. (Exhibit to CG&E's 1993 Form 10-K in File No. 1-1232.)

    C-19 *Loan Agreement between CG&E and County of Boone, Kentucky dated as of January 1, 1994. (Exhibit to CG&E's 1993 Form 10-K in File No. 1-1232.)

    C-20 *Original Indenture (Unsecured Debt Securities) between CG&E and The Fifth Third Bank dated as of May 15, 1995. (Exhibit to CG&E's Form 8-A dated July 24, 1995, in File No. 1-1232.)

    C-21 *First Supplemental Indenture between CG&E and The Fifth Third Bank dated as of June 1, 1995. (Exhibit to CG&E's June 30, 1995, Form 10-Q in File No. 1-1232.)

    C-22 *Second Supplemental Indenture between CG&E and The Fifth Third Bank dated as of June 30, 1995. (Exhibit to CG&E's Form 8-A dated July 24, 1995, in File No. 1-1232.)

    C-23 *Loan Agreement between CG&E and the State of Ohio Air Quality Development Authority dated as of September 13, 1995. (Exhibit to CG&E's September 30, 1995, Form 10-Q in File No. 1-1232.)

    C-24 *Loan Agreement between CG&E and the State of Ohio Air Quality Development Authority dated as of September 13, 1995. (Exhibit to CG&E's September 30, 1995, Form 10-Q in File No. 1-1232.)

    C-25 *Original Indenture (First Mortgage Bonds) dated September 1, 1939, between PSI and The First National Bank of Chicago, as Trustee (Exhibit A-Part 3 in File No. 70- 258), and LaSalle National Bank as successor Trustee (Supplemental Indenture dated March 30, 1984).

    C-26 *Nineteenth Supplemental Indenture between PSI and The First National Bank of Chicago dated January 1, 1972.
              (Exhibit to File No. 2-42545.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    C-27 *Twenty-third Supplemental Indenture between PSI and The First National Bank of Chicago dated January 1, 1977.
              (Exhibit to File No. 2-57828.)

    C-28 *Twenty-fifth Supplemental Indenture between PSI and The First National Bank of Chicago dated September 1, 1978.
              (Exhibit to File No. 2-62543.)

    C-29 *Twenty-seventh Supplemental Indenture between PSI and The First National Bank of Chicago dated March 1, 1979.
              (Exhibit to File No. 2-63753.)

    C-30 *Thirty-fifth Supplemental Indenture between PSI and The First National Bank of Chicago dated March 30, 1984. (Exhibit to PSI's 1984 Form 10-K in File No. 1-3543.)

    C-31 *Thirty-ninth Supplemental Indenture between PSI and The First National Bank of Chicago LaSalle National Bank dated March 15, 1987. (Exhibit to PSI's 1987 Form 10-K in File No. 1-3543.)

    C-32      *Forty-first   Supplemental  Indenture  between  PSI  and  LaSalle
              National Bank dated June 15, 1988. (Exhibit to PSI's 1988 Form 10-K in File No. 1-3543.)

    C-33 *Forty-second Supplemental Indenture between PSI and LaSalle National Bank dated August 1, 1988. (Exhibit to PSI's 1988 Form 10-K in File No. 1-3543.)

    C-34 *Forty-fourth Supplemental Indenture between PSI and LaSalle National Bank dated March 15, 1990. (Exhibit to PSI's 1990 Form 10-K in File No. 1-3543.)

    C-35      *Forty-fifth   Supplemental  Indenture  between  PSI  and  LaSalle
              National Bank dated March 15, 1990. (Exhibit to PSI's 1990 Form 10-K in File No. 1-3543.)

    C-36      *Forty-sixth   Supplemental  Indenture  between  PSI  and  LaSalle
              National Bank dated June 1, 1990. (Exhibit to PSI's 1991 Form 10-K in File No. 1-3543.)

    C-37 *Forty-seventh Supplemental Indenture between PSI and LaSalle National Bank dated July 15, 1991. (Exhibit to PSI's 1991 Form 10-K in File No. 1-3543.)

    C-38 *Forty-eighth Supplemental Indenture between PSI and LaSalle National Bank dated July 15, 1992. (Exhibit to PSI's 1992 Form 10-K in File No. 1-3543.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    C-39      *Forty-ninth   Supplemental  Indenture  between  PSI  and  LaSalle
              National Bank dated February 15, 1993. (Exhibit to PSI's 1992 Form 10-K in File No. 1-3543.)

    C-40 *Fiftieth Supplemental Indenture between PSI and LaSalle National Bank dated February 15, 1993. (Exhibit to PSI's 1992 Form 10-K in File No. 1-3543.)

    C-41      *Fifty-first   Supplemental  Indenture  between  PSI  and  LaSalle
              National Bank dated February 1, 1994. (Exhibit to PSI's 1993 Form 10-K in File No. 1-3543.)

    C-42 *Indenture (Secured Medium-term Notes, Series A), dated July 15, 1991, between PSI and LaSalle National Bank, as Trustee. (Exhibit to PSI's Form 10-K/A, Amendment No. 2, dated July 15, 1993, in File No. 1-3543.)

    C-43 *Indenture (Secured Medium-term Notes, Series B), dated July 15, 1992, between PSI and LaSalle National Bank, as Trustee. (Exhibit to PSI's Form 10-K/A, Amendment No. 2, dated July 15, 1993, in File No. 1-3543.)

    C-44 *Loan Agreement between PSI and the City of Princeton, Indiana dated as of November 7, 1996. (Exhibit to PSI's September 30, 1996, Form 10-Q in File No. 1-3543.)

    C-45      *Loan Agreement between PSI and the City of Princeton,
              Indiana dated as of February 1, 1997.  (Exhibit to
              Cinergy's 1996 Form 10-K in File No. 1-11377.)
    C-46 *Indenture dated November 15, 1996, between PSI and The Fifth Third Bank, as Trustee. (Exhibit to Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-47 *First Supplemental Indenture (6.35% due 2006) dated November 15, 1996, between PSI and The Fifth Third Bank, as Trustee. (Exhibit to Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-48 *Second Supplemental Indenture (6.25% due 2005) dated December 15, 1996, between PSI and The Fifth Third Bank, as Trustee. (Exhibit to Cinergy's 1996 Form 10-K in File No. 1-11377.)

    C-49 *Third Supplemental Indenture dated as of March 15, 1998, between PSI and the Fifth Third Bank, as Trustee (Exhibit to PSI's 1997 Form 10-K in File No. 1-3543)

    C-50 *Original Indenture (First Mortgage Bonds) between ULH&P and The Bank of New York dated as of February 1, 1949. (Exhibit to ULH&P's Registration Statement No. 2-7793.)

    C-51 *Fifth Supplemental Indenture between ULH&P and The Bank of New York dated as of January 1, 1967. (Exhibit to CG&E's Registration Statement No. 2-60961.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS


    C-52 *Seventh Supplemental Indenture between ULH&P and The Bank of New York dated as of October 1, 1973. (Exhibit to CG&E's Registration Statement No. 2-60961.)

    C-53 *Eighth Supplemental Indenture between ULH&P and The Bank of New York dated as of December 1, 1978. (Exhibit to CG&E's Registration Statement No. 2-63591.)

    C-54 *Thirteenth Supplemental Indenture between ULH&P and The Bank of New York dated as of August 1, 1992. (Exhibit to ULH&P's 1992 Form 10-K in File No. 2-7793.)

    C-55 *Original Indenture (Unsecured Debt Securities) between ULH&P and The Fifth Third Bank dated as of July 1, 1995. (Exhibit to ULH&P's June 30, 1995, Form 10-Q in File No.
              2-7793.)

    C-56 *First Supplemental Indenture between ULH&P and The Fifth Third Bank dated as of July 15, 1995. (Exhibit to ULH&P's June 30, 1995, Form 10-Q in File No. 2-7793.)

    C-57 Original Indenture (First Mortgage Bonds) between Lawrenceburg and Star Bank, N.A. dated as of March 1, 1955. (Not filed herewith, pursuant to April 1996 discussion with the Chief Financial Analyst of the SEC's Office of Public Utility Regulation.)

    C-58 Seventh Supplemental Indenture between Lawrenceburg and Star Bank, N.A. dated as of October 1, 1986. (See preceding item.)

    C-59 *Agreement for Purchase and Sale of Assets, dated March 31, 1994, by and between Columbia Gas as Seller and KO Transmission as Buyer. (Exhibit to Cinergy's Form U5B filed January 23, 1995.)

    C-60 *Agreement for Purchase and Sale of Line AM-4, dated March 31, 1994, by and between Columbia Gas as Seller and KO Transmission as Buyer. (Exhibit to Cinergy's Form U5B filed January 23, 1995.)

    D-1 *Agreement between Cinergy and subsidiary companies for filing consolidated income tax returns and for allocation of consolidated income tax liabilities and benefits. (Exhibit to Cinergy's Form U5S filed May 1, 1997.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    D-2 Schedule detailing reallocation of 1996 taxes in accordance with agreement filed as Exhibit D-1 (Filed pursuant to Rule 104(b).)

    F-1       Consent of Independent Public Accountants.

    F-2       Consolidating Financial Statements of Cinergy for 1997.

    F-3       Consolidating Financial Statements of CG&E for 1997.

    F-4 Consolidating Financial Statements of Investments for 1997. (Filed pursuant to Rule 104(b).)

    F-5       Consolidating Financial Statements of PSI for 1997.

    F-6 Consolidating Financial Statements of Avon Energy for 1997. (Filed pursuant to Rule 104(b).)

    F-7 Financial Statements for Cadence for 1997. (Filed pursuant to Rule 104(b).)

    F-8 Financial Statements for Trigen-Cinergy for 1997. (Filed pursuant to Rule 104(b).)

    F-9 Financial Statements for Trigen-Cinergy Cincinnati for 1997. (Filed pursuant to Rule 104(b).)

    F-10 Item 6. Part III - Supplemental Information Regarding Compensation and Security Ownership of Officers and Directors of System Companies.

    F-11 Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form No. 1 of PSI. (Filed under cover of Form SE.)

    F-12 Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form Nos. 1 and 2 of CG&E. (Filed under cover of Form SE.)

    F-13 Classified plant accounts and related depreciation or amortization reserve schedules included in the FERC Form Nos. 1 and 2 of ULH&P. (Filed under cover of Form SE.)

    F-14 Classified plant accounts and related depreciation or amortization reserve schedules included in the Annual Report of West Harrison to the Indiana Utility Regulatory Commission (IURC). (Filed under cover of Form SE.)

    F-15 Classified plant accounts and related depreciation or amortization reserve schedules included in the Annual Report of Lawrenceburg to the IURC. (Filed under cover of Form SE.)

    F-16 The FERC Form No. 2A for KO Transmission. (Filed under cover of Form SE.)

  EXHIBIT
DESIGNATION                          NATURE OF EXHIBITS

    F-17      The Annual Report of CoolCo to the Public Utilities
              Commission of Ohio.  (Filed under cover of Form SE.)

    F-18 The Annual Report of Trigen-Cinergy Cincinnati to the Public Utilities Commission of Ohio. (Filed under cover of Form SE.)

    G Financial Data Schedules for Cinergy and Subsidiaries. (Included in electronic submission only.)

    H Organizational chart showing relationship of PSI Energy Argentina, Midlands, and Copperbelt to other system companies.

    I-1 Audited Financial Statements of PSI Energy Argentina for the year ended December 31, 1996.

    I-2 Financial Statements for Midlands for the year ended December 31, 1997 (Filed pursuant to Rule 104(b).)

    J Response to Item 9, Part I (c) for Midlands. (Filed pursuant to Rule 104(b).)

                                    SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                                        CINERGY CORP.



                                            By:     /s/William L. Sheafer

                                                      William L. Sheafer
                                                  Vice President and Treasurer



Date:  April 30, 1998